Amendment

[redacted]

02022934

hours per response...... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED JUN 20 2002 152

SEC FILE NUMBER
8- 51279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

PV 6/28/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Post-Lane & Co., LLC 99 Battery Place, Suite 16E
(No. and Street)

New York, (City) NY (State) 10280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Catanio, Moskowitz & Gutwetter, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

70 Grand Avenue (Address) River Edge (City) NJ (State) 07661 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Post-Lane & Co., LLC, as of June 15, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POST-LANE & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Schedule I

Net Capital				
Total member's equity	$	57,756		
Additional charges for subordinated borrowings allowable in compilation of capital		-		
Total Capital and Allowable Subordinated borrowings			$	57,756
Deductions and/or charges:				
Non-allowable assets:				
Receivable from parent				-
Net capital before haircuts on securities position				57,756
Haircuts on securities				-
Net Capital			$	57,756
Aggregate Indebtedness Items Included in Statement of Financial Condition:				
Total Aggregate Indebtedness - Accounts payable			$	3,525
Computations of Basic Net Capital Requirement				
Minimum net capital required:				
Company	$	-		
Broker-dealer subsidy		50,000		
Total			$	50,000
Net Capital				57,756
Excess Net Capital			$	7,756

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II
OF FORM 17A-5 AS OF DECEMBER 31, 2001

Net capital as reported in the company's Part II (unaudited) audit report	$	85,081
Collection of receivables:		
Commissions		(6,495)
Miscellaneous		(1,500)
Increase in year-end trade payables		(3,442)
Recording of additional disbursements		(15,888)
Net Capital Per Financial Statement	$	57,756